Exhibit (a)(5)(E)

IN THE SUPERIOR COURT OF GWINNETT COUNTY

STATE OF GEORGIA

GILBERT ROSENTHAL, individually,

and on behalf of all others similarly situated,

        Plaintiff,

vs.

IMMUCOR, INC., IVD HOLDINGS INC., IVD ACQUISITION CORPORATION, JOSEPH E. ROSEN, JOSHUA H. LEVINE, RONNY B. LANCASTER, JAMES F. CLOUSER, CHRIS E. PERKINS, PAUL D. MINTZ, G. MASON MORFIT, AND EDWARD L. GALLUP,

            Defendants.

Case No. 11A 07946 3 CLASS ACTION JURY DEMAND

VERIFIED CLASS ACTION COMPLAINT

1. This is a stockholder class action brought on behalf of the public stockholders of Immucor, Inc. (“Immucor” or the “Company”) against the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of Defendants’ decision to sell the Company to investment funds managed by TPG Capital. The investment funds, IVD Holdings Inc. (“Parent”) and IVD Acquisition Corporation, a wholly owned subsidiary of Parent (“Merger Sub”) (collectively “TPG”) are offering to buy the common stock of the Company following a grossly unfair process (the “Proposed Merger”) pursuant to an Agreement and Plan of Merger between the Company and TPG dated as of July 2, 2011 (the “Merger Agreement”).

2. Plaintiff alleges that the sale of Immucor to TPG contemplated by the Merger Agreement is unfair and inequitable to the Immucor public stockholders and constitutes a breach of the fiduciary duties of the directors in the sale of Immucor. Plaintiff also alleges that the Merger Agreement and transactions approved and contemplated thereby, including the Tender Offer, are unfairly and inequitably coercive to the public stockholders in a sale of the Company and that the stockholders are not provided with a voluntary choice whether to tender their shares.

3. The Merger Agreement contemplates, among other things, a tender offer by TPG for all Immucor shares at $27.00 per share (the “Tender Offer”) conditioned upon at least 84% of the total number of Immucor shares outstanding on a fully-diluted basis validly tendered and not withdrawn, a so-called “Top-Up Option” giving TPG the right to buy additional new Immucor shares at $27.00 to give TPG 90% ownership, and a short-form merger at $27.00 per share by virtue of the tendered shares plus the additional new shares.

4. The Tender Offer commenced on July 15, 2011, and shall expire on August 18, 2011 unless extended in accordance with the terms of the Merger Agreement.

5. The Immucor Board of Directors has unanimously recommended that Immucor stockholders tender.

6. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Merger with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, Defendants agreed to: (i) a “go-shop” provision permitting only a limited period (until August 15, 2011) for the Company to actively solicit potential bidders; (ii) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information following the go-shop period, which information is necessary to formulate a bid, except under extremely limited circumstances; (iii) a matching rights provision that allows TPG 4 days to match any competing proposal in the event one is made; and (iv) a provision that requires the Company to pay TPG a termination fee equal to $45 million, unless the termination by the Company and entry into an agreement with respect to a superior proposal occurs prior to the “no-shop” period or involves a party from whom the Company has received an acquisition proposal following the date of the Merger Agreement and prior to the “no shop” period, in which case the Company is required to pay Parent a termination fee equal to $25 million. These provisions limit the Board of Directors’ ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Immucor.

7. Finally, on July 15, 2011, Immucor filed a Schedule 14D-9 (the “14D-9”) with the Securities and Exchange Commission (“SEC”) in connection with the Proposed Merger pursuant to which, inter alia, the Immucor Board of Directors recommended that Immucor stockholders tender their shares in favor of the Tender Offer. In connection with the 14D-9, Defendants have breached their duty of candor by failing to disclose material information to 14D-9 shareholders necessary for them to determine whether to vote in favor of the Proposed Merger.

8. The Proposed Merger serves no legitimate business purpose for Immucor but rather is an attempt by Defendants to enable TPG to benefit unfairly from the transaction at the expense of Immucor’s public shareholders. The proposed cash-out transaction will forever divest Immucor public shareholders of their ownership interest in the Company. As such, the Proposed Merger will deny Plaintiff and the other members of the class their right to share proportionately in the future success of Immucor and its valuable assets, while permitting certain Immucor insiders and TPG to reap huge financial benefits from the transaction. Accordingly, judicial scrutiny of the Proposed Merger is necessary to ensure that the best interest of all Immucor shareholders, and not the interests of the Defendants, was the basis for the Immucor Board decision to enter into the Proposed Merger.

9. In entering into the Merger Agreement, each of the Defendants violated and continues to violate applicable law by directly breaching and/or aiding and abetting the Defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

10. As alleged herein, the Proposed Merger is the product of a hopelessly flawed process that was designed to sell Immucor to TPG on terms detrimental to Plaintiff and the other public stockholders of Immucor.

PARTIES

11. Plaintiff is and has been at all relevant times a shareholder of Immucor.

12. Immucor is a Georgia corporation with its principal place of business located 3130 Gateway Drive, Norcross, Georgia. Immucor, an in vitro diagnostics company, engages in the development, manufacture, and sale of reagents and automated systems. Its products are used by hospitals, reference laboratories, and donor centers to detect and identify certain properties of the cell and serum components of human blood for the purpose of blood transfusion. The Company’s reagent products are used in tests to identify blood group and type; to detect and identity red cell antibodies or red cell antigens; to detect and identify platelet antibodies; and to determine blood compatibility. It offers various test systems, including Capture-P, a platelet antibody detection system; Capture-R, a red cell antibody detection system; Capture-R Select, which is used for antibody screening, identification, phenotyping, cross matching, and in the weak D test; and Capture-CMV and Capture-S, which are tests for infectious diseases. Immucor also offers automated analyzers comprising Galileo, which provides an automated solution to perform various routine blood bank tests, such as blood grouping, antibody screening, crossmatch, direct antiglobulin test, antibody identification, and cytomegalovirus and syphilis screening; Galileo Echo, a compact bench top automated instrument for the small to medium-sized hospitals, and blood banks; and Capture Workstation, a semi-automated processor, which has semi-automated components for performing capture assays manually. The Company offers its medical instruments on rent. It sells its products directly in the United States, Canada, Western Europe, and Japan; and through distributors internationally. The Company was founded in 1982. As of March 31, 2011, Immucor has 70,295,559 shares of common stock outstanding. The Company’s stock trades under the symbol “BLUD” on the NASDAQ.

13. Defendant Joseph E. Rosen (“Rosen”) is and has been at all relevant times the Chairman at Immucor. He is on the Board of Directors at BioLife Plasma Services and Plasma Protein Therapeutics Association. Rosen was previously employed as Chief Executive Officer by Sera Tec Biologicals LP.

14. Defendant Joshua H. Levine (“Levine”) is and has been at all relevant times a Director, President and Chief Executive Officer of the Company.

15. Defendant Ronny B. Lancaster (“Lancaster”) is and has been at all relevant times on the Board of Directors at Immucor and OraSure Technologies, Inc. Lancaster was previously employed as Chief Operating Officer & Senior Vice President by Morehouse School of Medicine, General Counsel by Hamilton Enterprises, Inc., a Principal Deputy Assistant Secretary by US Department of Health & Human Services, and Senior Washington Representative by Blue Cross & Blue Shield Association.

16. Defendant James F. Clouser (“Clouser”) is and has been at all relevant times a director of Immucor.

17. Defendant Chris E. Perkins (“Perkins”) is and has been at all relevant times a director of Immucor.

18. Defendant Paul D. Mintz (“Mintz”) is and has been at all relevant times a director of Immucor.

19. Defendant G. Mason Morfit (“Morfit”) is and has been at all relevant times a director of Immucor.

20. Defendant Edward L. Gallup (“Gallup”) is and has been at all relevant times Chairman Emeritus of Immucor.

21. The Defendants named in ¶¶ 13-20 are sometimes collectively referred to herein as the “Individual Defendants.”

22. Defendant Parent, incorporated in Delaware, was organized for the purpose of acquiring the outstanding shares of common stock of Immucor and completing the Merger.

23. Defendant Merger Sub, a Georgia corporation, was organized as a wholly-owned subsidiary of Parent for the sole purpose of making a tender offer for the outstanding shares of common stock of Immucor and completing the Merger.

24. Defendants Parent and Merger Sub are collectively referred to herein as “TPG”, and are named herein as aiders and abettors to the Individual Defendants’ breaches of fiduciary duty.

JURISDICTION AND VENUE

25. This Court has personal jurisdiction over all of the parties to this Action. Plaintiff has submitted to the jurisdiction of this Court, and Defendants either reside or are domiciled in Georgia or have purposefully and voluntarily directed their activities toward the forum so that they should expect to be subject to the Court’s jurisdiction.

26. Venue is proper because Immucor is headquartered in this County, conducts substantial business in this County, and many of the acts complained of herein occurred and/or had effects within this County.

CLASS ALLEGATIONS

27. Plaintiff brings this action individually and as a class action pursuant to the rules of this Court, on behalf of all stockholders of Immucor, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who are threatened with injury arising from Defendants’ actions as is described more fully below (the “Class”).

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable.

30. There are more than 70 million shares of Immucor common stock outstanding held by thousands of shareholders geographically dispersed across the country.

31. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether Defendants have breached and are continuing to breach their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Merger; and

(b) whether Plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

32. Plaintiffs claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

33. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

34. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

35. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

36. On July 5, 2011, the Company and TPG jointly announced that the Company and affiliates of TPG have entered into a definitive agreement or the Proposed Merger for TPG to acquire the outstanding shares of Immucor for $27.00 per share in an all-cash tender offer. The press release stated in pertinent part:

Immucor, Inc. (Nasdaq:BLUD - News) (the “Company”), a global leader in providing automated instrument-reagent systems to the blood transfusion industry, today announced that it has entered into a definitive agreement to be acquired by investment funds managed by TPG Capital (“TPG”) in a transaction with a fully diluted equity value of $1.973 billion.

Under the terms of the agreement, Immucor shareholders will receive $27.00 in cash for each share of Immucor common stock they own, representing a premium of approximately 30.2 percent over the closing share price on July 1, 2011, the last full trading day before today’s announcement, and a premium of approximately 35.6 percent to Immucor’s average closing price over the last month. The transaction is expected to close in the second half of 2011. The agreement was unanimously approved by the Immucor Board of Directors.

“This transaction enables our shareholders to realize significant, immediate value while at the same time allowing Immucor to remain well-positioned to continue pursuing growth opportunities,” said Joseph Rosen, Chairman of the Board of Directors of Immucor. “Our Board is pleased with the outcome of the process we followed leading to this transaction, and believes that this transaction is in the best interests of our shareholders.”

“Immucor has been at the forefront of improving transfusion medicine for nearly 30 years and has a proven track record of creating value,” said Joshua H. Levine, President and Chief Executive Officer of Immucor. “Partnering with TPG will allow us to continue with our commitment to deliver innovative technologies that meet our customers’ needs and improve patient safety.”

“By offering best-in-class instruments and reagents for the blood transfusion industry, Immucor has built an impressive platform, loyal customer base and a strong leadership position,” said Todd Sisitsky, TPG Partner. “We look forward to working with the Immucor team as we invest in growing the business and expanding the global footprint for these vital services.”

Under the terms of the agreement, it is anticipated that an affiliate of TPG, IVD Acquisition Corporation, will commence a tender offer for all of the outstanding shares of the Company no later than July 15, 2011.

Under the terms of the agreement, the tender offer is conditioned upon, among other things, satisfaction of the minimum tender condition of 84 percent of the Company’s common shares on a fully diluted basis, the receipt of the Federal Trade Commission’s approval under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, the receipt of any applicable consents or approvals under German antitrust or merger control laws and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of shareholder approval.

Under the terms of the agreement, the Company may solicit superior proposals from third parties through August 15, 2011. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in a superior proposal.

Goldman, Sachs & Co. acted as financial advisor to Immucor, Inc. and King & Spalding LLP acted as the Company’s legal advisor. Ropes & Gray LLP acted as legal advisor to TPG Capital. Citi and J.P. Morgan Securities LLC acted as financial advisors and provided fully committed financing to TPG Capital.

THE PRECLUSIVE DEAL PROTECTION DEVICES

37. In addition to agreeing to a sale of the Company at an unfair price, the Individual Defendants agreed to onerous deal protection devices in breach of their fiduciary duties to Immucor shareholders, which prevent a superior offer from being made for the Company.

38. Specifically, Defendants agreed to: (i) a “go-shop” provision permitting only a limited period (until August 15, 2011) for the Company to actively solicit potential bidders; (ii) a no-solicitation provision that prevents other buyers from having access to the Company’s confidential information following the go-shop period, which information is necessary to formulate a bid, except under extremely limited circumstances; (iii) a matching rights provision that allows TPG 4 days to match any competing proposal in the event one is made; and (iv) a provision that requires the Company to pay TPG a termination fee equal to $45 million, unless the termination by the Company and entry into an agreement with respect to a superior proposal occurs prior to the “no-shop” period or involves a party from whom the Company has received an acquisition proposal following the date of the Merger Agreement and prior to the “no shop” period, in which case the Company is required to pay Parent a termination fee equal to $25 million. These provisions limit the Board of Director’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of Immucor.

39. The terms of the Merger Agreement considerably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding an acquisition proposal to the Company. The circumstances under which Immucor’s Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are restrictive and fail to provide an effective fiduciary out under the circumstances of the case.

40. Thus, even if the Board were to receive a bid that appeared to be better than TPG’s offer, these provisions unreasonably constrain the Board’s exercise of fiduciary responsibility to take measures to secure the best available transaction. Consequently, this provision prevents the Board from exercising their fiduciary duties of “shopping” the Company and precludes an investigation into competing proposals unless, as a prerequisite, the majority of the Board first determines that the proposal is superior.

41. Pursuant to the Merger Agreement, Immucor granted TPG an option to purchase the number of authorized and unissued Company shares equal to an additional number of Immucor shares such that immediately after the issuance of those additional shares, TPG would own at least 90% of the outstanding shares of the Company (the “Top-Up Option”), in order to allow TPG to effect a short-form merger. The Top-Up Option provision is conditioned on TPG obtaining at least 84% of Immucor’s public shares. In other words, if TPG acquires 84% of the currently outstanding shares in the Tender Offer, the Top-Up Option irrevocably grants TPG the right to purchase enough new Immucor shares from the Company to bring TPG’s ownership above the necessary 90% threshold for a short form merger under Georgia law.

42. The Top-Up Option also provides a contractual right to TPG to attain the status of a 90% stockholder so long as at least 84% of the outstanding shares tender, and thereby avoid voting requirement and the fairness standard on controlling stockholders in transactions with the minority. The Top-Up and other preclusive deal protection devices constitute unfair and illegal abdications of directors’ authority and unfair and inequitable evasion of stockholder rights.

THE 14D-9 IS MATERIALLY MISLEADING AND/OR INCOMPLETE

43. On July 15, 2011, Immucor filed the 14D-9 in connection with the Proposed Merger incorporating the recommendation of the Company’s Board of Directors to shareholders to tender their shares in the Tender Offer.

44. The 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to vote in favor of the Proposed Merger.

45. For example, the 14D-9 completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Goldman Sachs & Co. (“Goldman Sachs”), the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Goldman Sachs and relied upon by the Board in recommending the Proposed Merger. In particular, the 14D-9 is deficient and should provide, inter alia, the following:

A.	the Selected Companies Analysis fails to disclose: (i) the criteria utilized to select the companies used and/or complete list of multiples observed; (ii) the reason for and effect of adjusting the median of the Selected Companies for both multiples by excluding Gen-Probe Incorporated due to merger speculation; and (iii) whether other considerations were entertained to include/exclude Selected Companies.

B.	the Illustrative Discounted Cash Flow Analysis fails to disclose: (i) the basis for using a range of terminal value multiples ranging from 10.0x to 11.0x; (ii) the basis for using a 34.9% marginal tax rate; (iii) the basis for using perpetuity growth rates ranging from 2.0% to 4.0%; and (iv) the amount of “unlevered free cash flows.”

C.	the Present Value of Future Share Price Analysis fails to disclose: (i) the basis for applying twelve month forward EPS multiples of 15.0x to 18.0x to estimated EPS of the Company common stock for each of the calendar years 2012 to 2016 and then calculating implied present values per share of common stock as of July 1, 2011, by applying an illustrative discount rate of 10.5%, reflecting an estimate of the Company’s cost of equity.

D.	the Selected Transactions Analysis fails to disclose: (i) the criteria utilized to select the transactions used in its Selected Transactions Analysis; (ii) the terms of the respective transactions; and (iii) the implied enterprise value of the target company in each Selected Transaction as a multiple of the latest twelve months of sales and the latest twelve months EBITDA for each target company.

E.	the Premiums Paid Analysis fails to disclose: (i) the reasons for the data points selected; (ii) a description of all of the transactions; and (iii) the respective premiums in each transaction.

F.	the Illustrative Leverage Buyout Analysis: fails to disclose: (i) the basis for using a hypothetical EBITDA exit multiples ranging from 9.0x to 11.0x at the end of fiscal year 2016; and (ii) the basis for using a range of implied hypothetical purchase prices for a hypothetical financial buyer based on hypothetical internal rates of return on equity of 15.0% to 20.0%.

46. In addition, the 14D-9 fails to disclose the retention process of Goldman Sachs and/or whether Goldman Sachs has any relationships, provided any services or received any fees from the Company prior to two years ago. In fact, although the Company was approached by a strategic party as early as the first quarter of 2009, the Company did not retain Goldman Sachs until December 2009 to assist the Board in connection with such approach and in connection with the Board’s potential evaluation of other strategic alternatives. This information is critical since a shareholder does not know whether the fees or relationships were material or not.

47. The 14D-9 fails to disclose with any specificity the references to the “Litigation and Regulatory Matters” that the Board has considered the regulatory environment and the implications of various litigation and regulatory matters affecting the Company, including antitrust investigations relating to the Company, private litigation with respect to antitrust and securities matters, and an administrative action by the FDA relating to the Company’s facilities and operations. This information is critical since a shareholder does not know the potential for success in connection with the Litigation and Regulatory Matters.

48. The 14D-9 fails to disclose the basis for forming a transaction committee in May 2011 to assist the Board in reviewing and monitoring the potential transaction process more than two years after it started considering potential transactions. Also, it fails to disclose what qualifications, if any, were necessary for a director to be a member on such committee. This infonnation is critical since a shareholder does not know whether any conflict checks were made or what specific powers were provided to such committee.

49. The 14D-9 fails to disclose the Board’s determination, on July 1, 2011, to counter TPG’s $26.50 per share offer with $27.00 per share. This information is critical to a shareholder weighing how to respond to a tender offer.

50. The 14D-9 fails to disclose the proposed terms of a collaboration and/or potential acquisition agreement proposed by Company A, if any, (pg. 15) and/or who at the Company was contacted/communicated by Company A regarding such terms. Additionally, the 14D-9 fails to disclose who at the Company held discussions with the additional potential acquirors, Company B-H and TPG.

51. The 14D-9 fails to disclose what questions Company B had in connection with the Litigation and Regulatory Matters and whether there were any attempts to answer such questions by the Company and/or Goldman Sachs. (Pg. 16). However, on December 12, 2010, the Company states that Company B did not submit an indication of interest “in light of its view regarding our business.” This information is critical since a shareholder does not know if Company B lost interest in the Company as a result of the potential liability for the Litigation and Regulatory Matters or as a result of other conditions regarding the Company’s business which have not been disclosed.

52. The 14D-9 fails to disclose the discussions at the February 11, 2010 Board meeting, with Goldman Sachs and King & Spalding participating in the meeting, where the Board and its advisors discussed potential process considerations with respect to Company A and Company B as well as various potential strategic alternatives for the Company, including continued execution of the Company’s strategic stand-alone business plan, potential acquisitions and strategic alliances, a levered recapitalization of the Company, and the sale of the Company to either a strategic buyer or a financial sponsor. (pg. 15). This information is critical since a shareholder does not know the various Company alternatives.

53. Although the 14D-9 states that the Company engaged Goldman Sachs in December 2009, it was not until November 2010 that it had contacted eight additional strategic parties regarding their potential interest in the Company. The 14D-9 fails to disclose (i) why Goldman Sachs limited the contact to only eight strategic buyers; (ii) when such contact took place; and (iii) the reasons for not contacting any financial buyers.

54. It is absolutely necessary for shareholders to receive a 14D-9 that provides all material disclosures related to the sales process in order for shareholders to be able to make a fully informed decision regarding the Proposed Merger.

GOLDMAN SACHS, THE COMPANY’S FINANCIAL ADVISOR, IS CONFLICTED

55. Goldman Sachs has acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Proposed Merger. Goldman Sachs has provided certain investment banking services to the Company and its affiliates. Goldman Sachs also has provided certain investment banking services to TPG and its affiliates and portfolio companies for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Healthcare Technology Holdings,

Inc. (“Health Technology”), a portfolio company of TPG, and as sole bookrunning manager with respect to the private placement of 12.5% Senior Notes due 2018 (aggregate principal amount $1,000 million) and as lender with respect to a credit facility (aggregate principal amount $2,275 million) provided to a subsidiary of Health Technology, in connection with Health Technology’s acquisition of IMS Health Incorporated in February 2010; as financial advisor to Burger King Holdings, Inc., a former portfolio company of TPG, in connection with its sale in October 2010; as financial advisor to Intergraph Corporation, a former portfolio company of TPG, in connection with its sale in October 2010; as joint bookrunning manager with respect to a private placement of 9.25% Senior Notes due 2018 (aggregate principal amount $500 million) and a lender with respect to a credit facility (aggregate principal amount $1,225 million) provided to Petco Animal Supplies Inc., a portfolio company of TPG, in November 2010; as joint bookrunning manager with respect to a private placement of 7.0% Senior Notes due 2019 (aggregate principal amount $1,009 million) of Avaya, Inc, a portfolio company of TPG, in February 2011; as financial advisor to TPG with respect to its acquisition of J.Crew Group in March 2011; as joint bookrunning manager with respect to a public offering of 9,988,072 shares of common stock of Kraton Performance Polymers, Inc., a portfolio company of TPG, in March 2011; and as co-manager in the initial public offering of 43,500,000 shares of common stock of Freescale Semiconductor Inc., a portfolio company of TPG, in May 2011. Goldman Sachs may also in the future provide investment banking services to the Company and its affiliates and TPG and its affiliates and portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs may have co-invested with TPG and its affiliates from time to time and may have invested in limited partnership units of affiliates of TPG from time to time and may do so in the future.

56. Pursuant to a letter agreement dated December 17, 2009, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transaction. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $16,000,000, $1,000,000 of which became payable upon announcement of the Proposed Merger and the remainder of which is contingent upon completion of the Proposed Merger. The Company has agreed to reimburse Goldman Sachs for its expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement.

57. As a result of the contingent portion of the fee, in addition to other relationships Goldman Sachs may have with Defendants, shareholders may not be able to rely on Goldman Sachs to render an unbiased, disinterested opinion, nor should the Individual Defendants have done so.

DEFENDANTS’ FIDUCIARY DUTIES

58. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Immucor and owe Plaintiff and the other members of the Class a duty of good faith, fair dealing, loyalty and full and candid disclosure.

59. By virtue of their positions as directors and/or officers of Immucor, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Immucor to engage in the practices complained of herein.

60. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly-traded company undertake a transaction that may result in a change in corporate control, those obligations are enhanced, and the directors must disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

61. Plaintiff repeats and realleges each allegation set forth herein.

62. The Individual Defendants have violated their fiduciary duties of care, good faith, loyalty and candor owed under applicable law to the public shareholders of Immucor and have placed the interests of insiders ahead of the interests of Immucor’s shareholders.

63. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, care and candor owed to the shareholders of Immucor because, among other reasons:

(a) they failed to take steps to maximize the value of Immucor to its public shareholders and they took steps to avoid competitive bidding, and to give TPG an unfair advantage, by, among other things, failing to adequately solicit other potential acquirors or alternative transactions;

(b) they failed to provide shareholders with the material information necessary to make an informed decision as to whether or not to vote in favor of the Proposed Merger;

(c) they erected unreasonable barriers to other third-party bidders.

64. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme and in breach of their fiduciary duties of loyalty, good faith and due care to Plaintiff and the other members of the Class, have failed to take adequate steps to protect the shareholders of the Company and, by agreeing to the Proposed Merger with TPG, will unfairly deprive Plaintiff and other members of the Class of their interest in Immucor.

65. Immucor shareholders will, if the Proposed Merger is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

66. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other Immucor public stockholders.

67. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Immucor’s assets and businesses.

68. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Merger which will exclude the Class from its fair proportionate share of Immucor’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

69. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty

70. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

71. Parent and Merger Sub have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. TPG and Merger Sub are also active and necessary participants in the Individual Defendants’ plan to consummate the Proposed Merger on terms that are unfair to Immucor shareholders.

72. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands relief in their favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as a representative of the Class;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Merger, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C. Enjoining Defendants from consummating the Merger Agreement and Proposed Merger unless and until they provide to Immucor shareholders all material information in connection with the proposed transaction;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

Plaintiff demands a trial by jury of all issues so triable.

Respectfully submitted this 21st day of July, 2011.

LAW OFFICES OF DAVID A. BAIN, LLC

/s/ David A. Bain

David A. Bain Georgia Bar No. 032449 1050 Promenade II 1230 Peachtree Street, NE Atlanta, GA 30309 Tel: (404) 724-9990 Fax: (404) 724-9986 Counsel for Plaintiff

OF COUNSEL:

BULL & LIFSHITZ, LLP

18 East 41st Street

New York, NY 10017

Tel: (212) 213-6222

Fax: (212) 213-9405

VERIFICATION

I, Gilbert Rosenthal, being duly sworn, depose and state as follows:

1. I have reviewed the Complaint dated July 20, 2011 and know the contents thereof.

2. I am informed and believe the matters therein are true and on that ground allege that the matters stated therein are true.

/s/ Gilbert Rosenthal
Gilbert Rosenthal

Sworn and subscribed before me this 20 day of July, 2011.

/s/ Crystal J. Wiley
Notary Public